

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2021

Jeff Ross
Chief Executive Officer
Miromatrix Medical Inc.
10399 West 70th Street
Eden Prairie, MN 55344

>   **Re: Miromatrix Medical Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 28, 2021**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed June 10, 2021**
>   **File No. 333-256649**

Dear Mr. Ross:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Capitalization, page 8

1.   We note the pro forma balance sheet amounts reflects the settlement of the Cheshire Note either with a portion of the offering proceeds or through the conversion of the Cheshire Note into shares of common stock. We also note that the Cheshire Note had an interest rate of 20% as of December 1, 2020. In this regard, please address what consideration was given to providing pro forma information showing the impact of the settlement on interest expense and earnings per share amounts. Rule 11-02(a)(1) of Regulation S-X indicates a narrative description of the pro forma effects of a transaction may be disclosed in lieu of pro forma financial statements in certain circumstances where there are a limited

number of pro forma adjustments and those adjustments are easily understood.

<u>Mount Sinai, page 97</u>

2.   Please revise to explain the parties' respective intellectual property rights under the collaboration agreement.

 You may contact Nudrat Salik at 202-551-3692 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences

cc: Jonathan Zimmerman